Exhibit 99.3

Rule 802 Legend

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

Share Transfer Plan

Nippon Express Co., Ltd. has drafted the following stock transfer plan (“Plan”) with respect to the transfer of stock (“Share Transfer”) to establish a wholly owning parent company (“Holding Company”) with Nippon Express Co., Ltd. as the wholly owned subsidiary.

Article 1 (Share Transfer)

Pursuant to the provisions of the Plan, Nippon Express Co., Ltd. will conduct a share transfer in which all shares of Nippon Express Co., Ltd. issued and outstanding will be acquired by the Holding Company on the date of incorporation of the Holding Company (defined under Article 6) by way of sole-share transfer.

Article 2 (Purpose, Trade Name, Head Office Location, Total Number of Authorized Shares, and Other Matters Specified in the Holding Company Articles of Incorporation)

1.	The purpose, trade name, head office location, and total number of authorized shares of the Holding Company shall be as follows:

(1)	Purpose

The purpose of the Holding Company shall be as described in Article 2 of the Articles of Incorporation attached hereto.

(2)	Trade Name

The trade name of the holding company shall be NIPPON EXPRESS Horudeingusu Kabushiki Kaisha and, in English, NIPPON EXPRESS HOLDINGS, INC.

(3)	Head Office Location

The head office of the Holding Company shall be in Chiyoda-ku, Tokyo, located in Kanda-Izumicho, Chiyoda-ku, Tokyo.

(4)	Total Number of Authorized Shares

The total number of shares authorized to be issued by the Holding Company shall be 340 million shares.

2.	In addition to the preceding paragraphs, matters shall be as determined by the Holding Company’s Articles of Incorporation.

Article 3 (Names of the Directors and Members of the Audit & Supervisory Board of the Holding Company at the Time of Incorporation and Name of the Independent Auditor)

1.	The names of the directors and members of the Audit & Supervisory Board of the Holding Company at the time of incorporation shall be as follows:

Directors    Kenji Watanabe

Directors    Mitsuru Saito

Directors    Satoshi Horikiri

Directors    Tatsuya Suzuki

Directors    Takashi Masuda

Directors    Tatsuya Akama

Directors    Shigeo Nakayama

Directors    Sadako Yasuoka

Directors    Yojiro Shiba

2.	The names of members of the Audit & Supervisory Board of the Holding Company at the time of incorporation shall be as follows:

Audit & Supervisory Board Members    Shigeki Arima

Audit & Supervisory Board Members    Koji Mizota

Audit & Supervisory Board Members    Toshiaki Nojiri

Audit & Supervisory Board Members    Yoshio Aoki

Audit & Supervisory Board Members    Nobuko Sanui

3.	The name of the independent auditor of the Holding Company at the time of incorporation shall be as follows:

Independent Auditor    Deloitte Touche Tohmatsu LLC

Article 4 (Shares to be Delivered upon the Share Transfer and Allotment Thereof)

1.

Upon execution of the Share Transfer, the Holding Company will deliver shares of common stock of the Holding Company to the shareholders of Nippon Express Co., Ltd. who are registered or recorded in the shareholder registry of Nippon Express Co., Ltd. as of the time immediately prior to the time when the Holding Company acquires all of the issued shares of the Company through the Share Transfer (“Base Time”), in exchange for the shares of common stock of Nippon Express Co., Ltd. held by such shareholders.

2.

With respect to the allocation of Holding Company shares exchanged in accordance with the previous paragraph, the Holding Company will allot shares of Holding Company common stock at a ratio of one share for each share of Nippon Express Co., Ltd. held by Nippon Express Co., Ltd. shareholders as of the Basis Time.

Article 5 (Matters Concerning Capital and Reserves of the Holding Company)

The amount of capital and reserves as of the date of incorporation of the Holding Company shall be as follows:

(1) Capital

70,175 million yen

(2) Capital Reserves

26,908 million yen

(3) Legal Reserves

0 yen

Article 6 (Date of Holding Company Incorporation)

The date of incorporation of the Holding Company (the “Date of Incorporation of the Holding Company”) shall be January 4, 2022; provided, however, that such date may be changed if necessary related to the progress of the procedures of the Share Transfer or for any other reason.

Article 7 (General Meeting of Shareholders to Approve Plan)

Nippon Express Co., Ltd. shall seek a resolution of the general meeting of shareholders (including cases in which a resolution of the general meeting of shareholders is deemed to have been passed pursuant to the provisions of Article 319-1 of the Companies Act) regarding matters necessary for the approval of Plan and Share Transfer prior to the day before the incorporation of the Holding Company.

Article 8 (Shareholder Register Administrator)

The administrator of the Holding Company shareholder registry shall be Mitsubishi UFJ Trust and Banking Corporation.

Article 9 (Change in Conditions of the Share Transfer or Cancellation of the Share Transfer)

During the period from the date of formulation of the Plan to the date of incorporation of the Holding Company, in the event of a material change in the financial condition or business performance of Nippon Express Co., Ltd. the Company due to a natural disaster or other event, or in the event of a situation that could hinder the execution of the Share Transfer materially, the conditions or other details of the Share Transfer Plan may be changed or the Share Transfer may be canceled per resolution of the Nippon Express Co., Ltd. board of directors.

Article 10 (Plan Effectiveness)

This	Plan shall cease to be effective in the event of any of the following events:

(1)	If the Plan is not approved at a general meeting of shareholders of Nippon Express Co., Ltd. the Company by the day before the date of incorporation of the Holding Company

(2)

In the event that the approval, etc., of the relevant government agencies as provided for in domestic and foreign laws and regulations is not obtained by the date of incorporation of the Holding Company, or in the event that such approval, etc. is subject to conditions or restrictions, etc., that hinder the execution of the Share Transfer materially

April	28, 2021

9-3, Higashi-Shimbashi 1-chome, Minato-ku, Tokyo

Nippon Express Co., Ltd.

Mitsuru Saito, President and Chief Executive Officer